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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Fisher Communications, Inc.
(Name of Issuer)
Common Stock – Par Value $1.25
(Title of Class of Securities)
337756 20 9
(CUSIP Number)
David F. McShea, Perkins Coie LLP 1201 Third Avenue Suite 4800, Seattle, WA 98101 (206) 359-3584
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	337756 2 09

1	NAMES OF REPORTING PERSONS: Donald G. Graham, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		810,929

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		88,370

WITH:	8	SHARED DISPOSITIVE POWER:

		436,731

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	810,929

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer:
Fisher Communications, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
100 Fourth Avenue N., Suite 510, Seattle, WA 98109

Item 2.
(a)	Name of Person Filing:
Donald G. Graham, Jr.
(b)	Address of Principal Business Office or, if none, Residence:
2801 Alaskan Way, Suite 300, Seattle, WA 98121-1128
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Common Stock, $1.25 par value
(e)	CUSIP Number:
337756 20 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 810,929.*
(b)	Percent of class: 9.3%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 810,929 Shares.
(ii)	Shared power to vote or to direct the vote: 0 Shares.
(iii)	Sole power to dispose or to direct the disposition of: 88,370.
(iv)	Shared power to dispose or to direct the disposition of: 436,731.

* Mr. Graham owns 51,410 shares. In addition, he has sole voting power and shared investment power as to the 436,731 shares owned by the O.D. Fisher Investment Company. Additionally, Mr. Graham has voting and investment power as to 36,960 shares held by a trust under the will of his deceased wife, Felicia A. Graham, of which he is the trustee. He also has voting power as to a total of 285,828 shares held by a trust under the will of Nellie Hughes Fisher, and a trust under the will of O.D. Fisher.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Donald G. Graham, Jr.
Signature

Donald G. Graham, Jr.
Name/Title